[BARNWELL INDUSTRIES INC. LOGO]

1100 Alakea Street
Suite 2900
Honolulu, Hawaii  96813
Telephone (808) 531-8400
Fax (808) 531-7181



April 13, 2007

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C.  20549

VIA FAX TO (202) 772-9220
(Original to follow via FedEx)

     RE:   Barnwell Industries, Inc.
           Form 10-K for the fiscal year ended September 30, 2006
           File Number 1-5103

Dear Mr. Hiller,

This letter will serve as the response of Barnwell Industries, Inc. ("Barnwell" or the "Company") to the comments received from the staff (the "Staff") of the Securities and Exchange Commission by letter dated March 30, 2007. To assist in your review, we have included the Staff's numbered comments and have provided our responses below each comment.

ITEM 1.  BUSINESS
ESTIMATED FUTURE NET REVENUES

STAFF COMMENT:

1. We note your disclosure of the table calculating the present value of estimated future net revenues as of September 30, 2006. Further, we note that you have calculated net revenues using current sales prices and costs, after deducting all royalties, operating costs, future estimated capital expenditures, and income taxes. This measure does not appear to differ from the standardized measure that you have calculated and presented in accordance with SFAS 69. As such, please revise the label to state standardized measure of estimated discounted future net cash flows.

MANAGEMENT RESPONSE:

The Company will revise the label to state "Standardized Measure of Estimated Discounted Future Net Cash Flows." We propose to make the recommended change in our next Form 10-K filing.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

STAFF COMMENT:

2. We note that you have identified many areas of accounting that you regard as critical, due to the significant level of judgment required to determine various assumptions underpinning their application, and which under different conditions, could lead to "material differences" in your financial statements. However, the disclosures that you provide appear to be essentially the same as the accounting policies utilized, rather than any specific uncertainties underlying your estimates. In other words, not all of the critical accounting policies that you disclose appear to have critical judgment and estimation attributes, and for those that do, the disclosures do not sufficiently address such attributes.

   Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates.
   Specifically, you should provide the following:

     (a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

     (b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

     (c) An analysis of your specific sensitivity to change, based on outcomes that are reasonably likely to occur and have a material effect.

   Please refer to FRC Section 501.14 for further guidance.

MANAGEMENT RESPONSE:

We have reanalyzed our as-filed disclosure under the guidance of FRC
Section 501.14. Based on the reanalysis, we have determined that our as-filed disclosure would benefit from certain revisions. Accordingly, we propose a revised disclosure which provides improved focus and clarity of those areas meeting the requirements of FRC Section 501.14, which states that "When preparing disclosure under the current requirements, companies should consider whether they have made accounting estimates or assumptions where:

     - the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

     - the impact of the estimates and assumptions on financial condition or operating performance is material.

"If so, companies should provide disclosure about those critical accounting estimates or assumptions in their MD&A." Our proposed disclosure is as follows:

    Management believes the accounting policies that are most critical in assisting financial statement readers in understanding and evaluating our results due to their subjective judgments are as follows:

    - Oil and natural gas properties - full cost ceiling calculation and depletion

       Policy Description

       We use the full cost method of accounting for our oil and natural gas properties, under which we are required to conduct quarterly calculations of a "ceiling," or limitation on the carrying value of oil and natural gas properties. The ceiling limitation is the sum of 1) the discounted present value (at 10%), using prices as of the end of each reporting period on a constant basis, of Barnwell's estimated future net cash flows from estimated production of proved oil and natural gas reserves, less estimated future expenditures to be incurred in developing and producing the proved reserves but excluding future cash outflows associated with settling asset retirement obligations accrued on the balance sheet; plus 2) the cost of major development projects and unproven properties not subject to depletion, if any; plus 3) the lower of cost or estimated fair value of unproven properties included in costs subject to depletion; less 4) related income tax effects. If net capitalized costs exceed this limit, the excess is expensed unless subsequent market price changes eliminate or reduce the indicated write-down in accordance with SEC Staff Accounting Bulletin Topic 12D.

       Judgments and Assumptions

       The estimate of our oil and natural gas reserves is a major component of the ceiling calculation, and represents the component that requires the most subjective judgments. Estimates of reserves are forecasts based on engineering data, historical data, projected future rates of production and the timing of future expenditures.
       The process of estimating oil and natural gas reserves requires substantial judgment, resulting in imprecise determinations, particularly for new discoveries. Our reserve estimates are prepared annually by independent petroleum engineers and quarterly by internal personnel. The passage of time provides more quantitative and qualitative information regarding estimates of reserves, and revisions are made to prior estimates to reflect updated information. In the past three fiscal years, annual revisions to our reserve volume estimates have averaged 2% of the previous year's estimate. However, there can be no assurance that more significant revisions will not be necessary in the future. If future significant revisions are necessary that reduce previously estimated reserve quantities, such revisions could result in a write-down of oil and natural gas properties. If reported reserve volumes were revised downward by 5% at the end of fiscal 2006, the ceiling limitation would have decreased approximately $2,400,000.

      In addition to the impact of the estimates of proved reserves on the calculation of the ceiling, estimated proved reserves are also a significant component of the quarterly calculation of depletion expense. The lower the estimated reserves, the higher the depletion rate per unit of production. Conversely, the higher the estimated reserves, the lower the depletion rate per unit of production. If reported reserve volumes were revised downward by 5% as of the beginning of fiscal 2006, depletion for fiscal 2006 would have increased by approximately $506,000.

      While the quantities of proved reserves require substantial judgment, the associated prices of oil, natural gas and natural gas liquids ("NGL") reserves, and the applicable discount rate, that are used to calculate the discounted present value of the reserves do not require judgment. The ceiling calculation dictates that a 10% discount factor be used and that prices and costs in effect as of the last day of the period are held constant indefinitely. Therefore, the future net revenues associated with the estimated proved reserves are not based on our assessment of future prices or costs. Rather, they are based on such prices and costs in effect as of the end of each period for which the ceiling calculation is performed.

      Because the ceiling calculation dictates that prices in effect as of the last day of the applicable quarter are held constant indefinitely, and requires a 10% discount factor, the resulting value is not indicative of the true fair value of the reserves.
      Oil and natural gas prices have historically been volatile. Therefore, oil and natural gas property write-downs that result from applying the full cost ceiling limitation, and that are caused by fluctuations in prices as opposed to reductions to the underlying quantities of reserves, should not be viewed as absolute indicators of a reduction of the ultimate value of the related reserves.

    - Income taxes

      Policy Description

      Deferred income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax impacts of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     Judgments and Assumptions

     We make estimates and judgments in determining our income tax expense for each reporting period. Significant changes to these estimates could result in an increase or decrease in our tax provision in future periods. We are also required to make judgments about the recoverability of deferred tax assets and when it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is provided. Changes in the assumptions regarding the realization of deferred tax assets could result in an increase or decrease in our income tax provision. Furthermore, changes in our business performance could require a valuation allowance or a reversal in the valuation allowance in future periods. The impact of any of these changes could be material. Historically, our current income tax estimates have not materially differed from our income tax returns filed with taxing authorities. However, there can be no assurance that material differences will not occur in the future.

     Barnwell has established a valuation allowance primarily for the U.S. tax effect of deferred Canadian taxes, accrued expenses and state of Hawaii net operating loss carryforwards which may not be realizable in future years as there can be no assurance of any specific level of earnings or that the timing of U.S. earnings will coincide with the payment of Canadian taxes to enable Canadian taxes to be a fully beneficial deduction for U.S. tax purposes.

     Canadian deferred tax assets related to expenses accrued for book purposes but not for tax purposes are estimated to be realized through future Canadian income tax deductions against future Canadian oil and natural gas earnings. U.S. deferred tax assets related to expenses accrued for book purposes but not for tax purposes and the excess of the cost basis of investment in land for tax purposes over the cost basis of investment in land for book purposes are estimated to be realized from deductions against future U.S. earnings from sales of interests in leasehold land and land development rights. Foreign tax credit carryforwards are estimated to be utilized when U.S. federal income taxes otherwise due on Canadian source income in a given year exceeds the foreign tax credit generated in that year. The foreign tax credit carryforwards will expire if not utilized in fiscal years 2012 through 2013. The amount of deferred income tax assets considered realizable may be reduced if estimates of future taxable income are reduced.

   - Asset Retirement Obligation

     Policy Description

     Barnwell accounts for asset retirement obligations in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," and FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Barnwell's estimated site restoration and abandonment costs of its oil and natural gas properties are capitalized as part of the carrying amount of oil and natural gas properties and depleted over the life of the related reserves. The liability is accreted at the end of each period through charges to oil and natural gas operating expense. If an obligation is settled for other than the carrying amount of the liability, Barnwell will recognize a gain or loss on settlement.

     Judgments and Assumptions

     The asset retirement obligation is recorded at fair value in the period in which it is incurred along with a corresponding increase in the carrying amount of the related asset. Barnwell has estimated fair value by discounting the estimated future cash outflows required to settle abandonment and restoration liabilities. The present value calculation includes numerous estimates, assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, what constitutes adequate restoration, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental and political environments. Abandonment and restoration cost estimates are determined in conjunction with Barnwell's reserve engineers based on historical information regarding costs incurred to abandon and restore similar well sites, information regarding current market conditions and costs, and knowledge of subject well sites and properties. The process of estimating the asset retirement obligation requires substantial judgment and use of estimates, resulting in imprecise determinations. Following the implementation of SFAS No. 143, actual asset retirement obligations through the end of fiscal 2006 have not materially differed from our estimates.
     However, because of the inherent imprecision of estimates as described above, there can be no assurance that material differences will not occur in the future. A 20% increase in accretion and depletion related to the asset retirement obligation would have increased Barnwell's fiscal 2006 expenses before taxes by approximately $100,000.

We propose to make the recommended changes above in our next
Form 10-Q and Form 10-K filings.

Please note that in the interest of providing a more concise disclosure that focuses on material areas, concurrent with our proposal above we also propose to delete areas that were previously disclosed in the Critical Accounting Policies and Estimates section of our September 30, 2006 Form 10-K. This proposed change is based on the criteria of critical estimates or assumptions as per FRC Section 501.14. A discussion of our basis for deeming the following policies as non-critical are noted below:

-  Contract drilling

   Contract drilling revenues and costs are recognized under the percentage of completion method. Under this method, the amount of revenue and costs recognized is based on the percentage of labor costs that have been incurred through the reporting period in relation to total estimated labor costs associated with the contract. These revenues and costs are comprised of several different jobs in varying stages of completion; completed jobs would reflect actual performance and would no longer be based on estimates. Jobs generally do not progress longer than a year and therefore the duration of any use of estimates is not long-term. Accordingly, reported contract drilling revenues and costs are not based on a high degree of uncertainty or subjectivity. Taking these factors into account, we do not believe the accounting for contract drilling qualifies as a critical accounting estimate.

-  Retirement plans

   The estimation of our pension and postretirement costs and liabilities, which are calculated and evaluated by an independent actuarial consulting firm, requires that we use estimates of the present value of the projected future payments to all participants, taking into consideration the likelihood of potential future events. At
   September 30, 2006, we had a prepaid pension plan benefit cost of $221,000. Our accrued supplemental employee retirement plan liability was $568,000. Further, our pension expense was $298,000 and our supplemental employee retirement plan expense was $105,000. Any variance in such amounts due to changes in estimates or differences in actual experience is not expected to be material to the financial statements. Accordingly, we do not believe the accounting for retirement plans qualifies as a critical accounting estimate.

-  Share-based payments

   The Company determines the fair value of its stock option awards using a closed-end option-pricing model which requires management to make assumptions and apply judgment to determine the fair value of the awards. The accrued stock appreciation rights liability at September 30, 2006 was $3,326,000, and the expense related to stock appreciation rights and qualified options was $439,000 and $144,000, respectively, for fiscal 2006. The impact of differences in assumptions and estimates on the valuation of such options is not significant based on the number of vested share options and the duration of the option terms. Accordingly, any variance in such amounts due to differences in estimates is not expected to be material to the financial statements. With regard to stock appreciation rights, the value of such rights is largely based on the Company's period-end closing market price of its stock, which is not an estimate. As such, we do not believe share-based payments qualify as a critical accounting estimate.

-  Long-lived assets

   Long-lived assets to be held and used, other than oil and natural gas properties, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Estimates and assumptions are used when determining the recoverability of long-lived assets. At September 30, 2006, the carrying value of investment in land was $50,000 and the carrying value of property, plant and equipment other than oil and natural gas properties was $2,428,000. The carrying value of investment in land is not material, and the evaluation of the physical assets that comprise the $2,428,000 balance of property, plant and equipment, other than oil and natural gas properties, for impairment is not subject to a high degree of uncertainty or subjectivity. Therefore, we do not believe the valuation of long-lived assets is deemed a critical accounting estimate.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

STAFF COMMENT:

3. We note that you provide qualitative discussion about market risk as it pertains to commodity price risk, interest rate risk and foreign currency exchange risk. However, it does not appear that you have provided the quantitative disclosures required by Item 305 of Regulation S-K. Please expand your disclosure to provide this information using at least one of the three acceptable disclosure alternatives outlined in Item 305 of Regulation S-K.

MANAGEMENT RESPONSE:

Our understanding of Item 305 of Regulation S-K is that quantitative information is required with respect to market risk sensitive instruments. In our September 30, 2006 Form 10-K, we stated "Currently, Barnwell accepts the volatility risk that oil and natural gas prices present as Barnwell has not entered into transactions utilizing derivative financial instruments or derivative commodity instruments." This statement was reflected in the second paragraph of "Commodity Price Risk" in Item 7A.
To improve the clarity of our disclosure, we propose the following revisions to clearly state that Barnwell does not have material market risk:

-  Commodity Price Market Risk

   Realized pricing of our oil, natural gas and NGL production is primarily driven by the prevailing worldwide price for crude oil and North American spot market prices applicable to our Canadian natural gas and NGL production. Pricing for oil, natural gas and NGL production has historically been volatile and unpredictable, and such volatility is expected to continue. Essentially all of Barnwell's oil and natural gas revenue were from products sold at spot prices. Barnwell has not entered into hedging or other transactions utilizing derivative or other commodity instruments, and as such Barnwell does not bear material commodity price market risk related to such instruments.

-  Interest Rate Market Risk

   Barnwell is exposed to changes in U.S. and Canadian interest rates, primarily resulting from its borrowing activities used to fund operations and maintain liquidity. Barnwell has a revolving credit facility which carries a variable interest rate tied to market indices. The credit facility is available in U.S. dollars at the London Interbank Offer Rate ("LIBOR") plus 2%, at U.S. prime plus 1%, or in Canadian dollars at Canadian prime plus 1%. In each of the last three fiscal years, Barnwell has borrowed at either the one month LIBOR rate plus
   2% or the floating prime rate plus 1%. Based on the amount of outstanding debt under our credit facility on September 30, 2006, a one percent increase in our average interest rate would result in a decrease in our annual pre-tax net income of approximately $117,000. As Barnwell's interest rate follows changes in market interest rates within a period of approximately one month and as Barnwell has not entered into hedging or other transactions utilizing derivative or other financial instruments, Barnwell does not bear material interest rate market risk related to such instruments.

-  Foreign Currency Exchange Market Risk

   Barnwell's oil and natural gas operations are conducted in Canada. Barnwell has not entered into hedging or other transactions utilizing derivative or other foreign exchange instruments, and as such Barnwell does not bear material foreign currency exchange market risk related to such instruments.

We propose to make the recommended changes in our next Form 10-Q and Form 10-K filings.

FINANCIAL STATEMENTS
STATEMENTS OF CASH FLOWS

STAFF COMMENT:

4. We note that you present cash proceeds from sale of interest in leasehold land and development rights as an investing activity on your consolidated statements of cash flows. Since you present the sale of interest in leasehold land and the sale of development rights as operating revenues on your statements of operations as well as you identify your real estate investing activities as a reportable segment, it is unclear to us why you do not consider these cash flows from operating activities. Please explain to us in detail your basis for presenting these cash flows as an investing activity.

MANAGEMENT RESPONSE:

In May of 1984, Barnwell made a $2,000,000 cash investment and committed to drill a water well and provide pumping equipment and other consideration to purchase a 50.1% interest in the leasehold lands at Kaupulehu on the island of Hawaii. The Company reported the investment in its Statement of Changes in Financial Position as a
"Purchase of investment in land" on the line under its reported additions to property and equipment (this was prior to the issuance of SFAS 95).
This was a unique investment for Barnwell both then and now. This was the first investment in a land position outside of land utilized in one of the Company's businesses and up to and including fiscal 2006 its only one. The investment was speculative in nature and the Company did not, and currently still does not, have the resources to by itself develop the property into a large resort/residential project, which is what the buyers of the property have successfully done to much of the acreage to date. The land position acquired was a significant one of approximately 11,000 acres, and over the course of several years the Company invested substantial amounts in legal and consulting costs to obtain zoning entitlements and development rights with the lessor of the land. Barnwell then sold various portions of its leasehold land interests and development rights of the original
11,000 acre position, both those for which we had obtained entitlement rights and other portions that we had not.  The outlay of the capital funds mentioned above were reported by the Company upon the
implementation of SFAS 95 under "Cash flows from investing activities"
over a period of several years.    The Company did not develop the
property and these land sales were infrequent and of a singular nature, occurring for the first time in fiscal 1989 and then also in fiscal 1990 and 1992. Over the 23 years that the Company has been involved in this investment the first 15 years saw only three transactions occur. After the Four Seasons Resort opening in 1996, significant progress was made by the developer in attracting attention to the property and they and another developer have purchased portions of the property from Barnwell in fiscal 2000, and 2002 thru 2006.

As discussed above, the Company's investments in leasehold land interests and development rights are largely speculative in nature. Investing activities are defined under SFAS 95 as "making and collecting loans
                                  -10-
and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise." The Company considers the sales of interest in leasehold land and sales of development rights analogous to sales of debt or equity investment securities due to the speculative nature of such investments. As such, we have presented sales of interests in leasehold land and sales of development rights as investing activities in the statements of cash flows in our Form 10-K and Form 10-Q filings.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
OIL AND GAS PROPERTIES

STAFF COMMENT:

5. We note that a majority of your proved reserves are gas. As such, please disclose your method of accounting for gas imbalances and to the extent significant, the amount of any imbalance in terms of units and value. Refer to EITF 90-22 for further guidance.

MANAGEMENT RESPONSE:

Barnwell's sales reflect its gross working interest share. Barnwell's production is delivered and sold at the plant gate and Barnwell does not hold any transportation contracts with pipelines and does not have contractual obligations related to the physical amount of natural gas to be delivered. Barnwell does not have natural gas imbalances related to natural gas-balancing arrangements with its partners.

We propose to add such a statement in our oil and natural gas properties significant accounting policy in our next Form 10-Q and Form 10-K filings.

INVESTMENT IN LAND AND REVENUE RECOGNITION

STAFF COMMENT:

6. We note your disclosure in which you explain that you account for your sales of development rights under option and leasehold land interests pursuant to the provisions of SFAS 66. This accounting standard provides extensive guidance on how to identify criteria to be used to determine when and how profit is recognized on real estate sales. Due to the complexity of this guidance, please expand your accounting policy disclosure to indicate the specific method you use to recognize revenue including the criteria that has been met to support your profit recognition methodology.

MANAGEMENT RESPONSE:

The Company proposes to, in our next 10-Q and 10-K filings, expand its investment in land revenue recognition accounting policy disclosure to reflect the following language:

  Barnwell accounts for sales of development rights under option and the Increment I and Increment II leasehold land interest sales under the full accrual method pursuant to the provisions of SFAS No. 66, "Accounting for Sales of Real Estate." Gains from such sales are recognized when the buyer's investments are adequate to demonstrate a commitment to pay for the property, risks and rewards of ownership have been transferred to the buyer, and Barnwell does not have a substantial continuing involvement with the property sold. The cash proceeds received by Barnwell for the sales of development rights and leasehold land interests were adequate to demonstrate a commitment to pay for the property, and Barnwell conveyed the related development rights and leasehold land interests upon consummation of the sales with no substantial continuing involvement with the property. With regard to the sales of Increment I and Increment II leasehold land interests, in accordance with SFAS No. 66, the percentage of sales payments are contingent future profits which shall be recognized when they are realized, and all costs of the sales were recognized at the time of sale and none were deferred to future periods when any contingent profits will be recognized.

In addition to providing the aforementioned responses, Barnwell
Industries, Inc. hereby acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if additional information or further explanations are necessary. Although we appreciate the Staff's comments, we do not believe that the matters raised in the letter dated March 30, 2007 are of a sufficient magnitude to warrant an amendment to the Company's Form 10-K for the year ended September 30, 2006. However, we propose to incorporate our responses, as appropriate and subject to any of the Staff's suggestions or modifications, in future filings; Barnwell's next filing will be Form 10-Q on or about May 15, 2007.


Very truly yours,

/s/ Russell M. Gifford

Russell M. Gifford
Executive Vice President,
Chief Financial Officer,
Treasurer and Secretary


cc: Nasreen Mohammed, Securities and Exchange Commission
    Jenifer Gallagher, Securities and Exchange Commission
    Floyd I. Wittlin, Bingham McCutchen LLP
    Nancy C. Rose, KPMG LLP










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